                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 1)1

                              THE MAXIM GROUP, INC.
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                         (Title of Class of Securities)

                                   820286-10-2
                                 (CUSIP Number)

                            Bennie M. Laughter, Esq.
                  Vice President, Secretary and General Counsel
                              Shaw Industries, Inc.
                  616 East Walnut Avenue, Dalton, Georgia 30720
                                 (706) 275-1018
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


--------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                    ------------------------
      CUSIP NO. 820286-10-2               13D            PAGE 2 OF 10 PAGES




                                  SCHEDULE 13D

--------- --------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

               Shaw Industries, Inc.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 58-1032521
--------- --------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                                (b) [ ]
--------- --------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                     OO

--------- --------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                  [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- --------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Georgia

--------------------------- -------- -----------------------------------------------------------------------
                               7     SOLE VOTING POWER

                                     3,150,000
                            -------- -----------------------------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    - 0 -
           EACH             -------- -----------------------------------------------------------------------
         REPORTING             9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                      3,150,000

                            -------- -----------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------- --------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,150,000
--------- --------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                            [ ]
          SHARES*

--------- --------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.38%**
--------- --------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          CO
--------- --------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
**As of June 23, 1998, there were 16,079,677 shares of Common Stock of the Issuer issued and outstanding.

CUSIP NO. 820286-10-2                    13D                  Page 3 of 10 Pages


ITEM 1.    SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D ("Schedule 13D") previously filed by the undersigned with the Securities and Exchange Commission (the "Commission") on July 2, 1998, with respect to the common stock, $.001 par value per share ("Common Stock"), of The Maxim Group, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D and restates it in its entirety. This Amendment No. 1 relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 210 TownPark Drive, Kennesaw, Georgia 30144.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Shaw Industries, Inc., a Georgia corporation ("Shaw").

         (b) The address of the principal office and principal place of business of Shaw is 616 East Walnut Avenue, Dalton, Georgia 30720. As its principal business, Shaw manufactures and sells carpeting and rugs throughout the United States, the United Kingdom, Australia and Mexico, and exports to Canada and many other countries. Shaw designs and manufactures approximately 2,600 styles of tufted and woven carpet for residential and commercial uses.

         (c) Set forth in Schedule I is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) name, principal business and address of any corporation or other organization in which such employment is conducted of each of Shaw's directors and executive officers as of the date hereof. Each such person listed on Schedule I is a citizen of the United States. During the past five years, neither Shaw nor, to Shaw's knowledge, any person named in Schedule I to this Amendment No. 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) During the past five years, neither Shaw nor, to Shaw's knowledge, any person named in Schedule I to this Amendment No. 1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS.

       Pursuant to that certain Agreement and Plan of Merger, dated as of June 23, 1998 (the "Merger Agreement"), among Shaw, the Issuer, CMAX Acquisition, Inc. ("Subsidiary") and Shaw Carpet Showplace, Inc. ("Target"), Subsidiary was merged (the "Merger") with and into Target in accordance with the Merger Agreement. Target will continue to exist as the surviving corporation to the Merger and a wholly owned subsidiary of the Issuer. On August 9, 1998, the effective time of the Merger, the Issuer issued to Shaw, as part of the Merger consideration, 3,150,000 shares of Common Stock. In connection with the Merger, Shaw and the Issuer entered into that certain Shareholder's Agreement, dated August 9, 1998, pursuant to which, among other things, Shaw has agreed not to acquire in excess of 25% of the outstanding Common Stock of the Issuer prior to August 9, 1999 and the Issuer has granted to Shaw certain registration rights with respect to the 3,150,000 shares of Common Stock acquired in the Merger.

CUSIP NO.820286-10-2                  13D                    Page 4 of 10 Pages



         Copies of the Merger Agreement and the form of Shareholder's Agreement were filed with the Commission as Exhibit 99.1 to Shaw's Current Report on Form 8-K dated June 26, 1998 and are incorporated by reference herein. The description of the Merger and the Merger Agreement contained in this Amendment No. 1 are qualified in their entirety by reference to the copy of the Merger Agreement incorporated by reference herein.

ITEM 4.    PURPOSE OF TRANSACTION.

         (a) - (b) As described in Item 3 above, Shaw acquired the 3,150,000 shares of Common Stock of the Issuer upon and as a result of the acquisition by the Issuer of Target in the Merger of Subsidiary with and into Target.

         (c)      Not applicable.

         (d)      Not applicable.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j) Other than as described in the Merger Agreement, Shaw currently has no plans or proposals which relate to, or would result in, any of the matters listed in Items 4(a) - (j) of this Amendment No. 1, except that Shaw may acquire additional shares of the Common Stock of the Issuer but in no event will Shaw acquire in excess of 25% of the outstanding Common Stock of the Issuer prior to August 9, 1999.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) Shaw owns beneficially and of record 3,150,000 shares of Common Stock, representing 16.38% of the issued and outstanding shares of Common Stock of the Issuer as of June 23, 1998. Shaw has sole voting and dispositive power over such shares.

         To Shaw's knowledge, no shares of Common Stock of the Issuer are beneficially owned by any of the persons named in Schedule I.

         (c) Other than as described herein, neither Shaw, nor, to Shaw's knowledge, any person named in Schedule I, has effected any transaction in Common Stock of the Issuer during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP NO.820286-10-2                  13D                    Page 5 of 10 Pages




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Pursuant to a certain Agreement and Plan of Merger (the "Queen Merger Agreement"), dated August 13, 1998, among Shaw, its wholly-owned subsidiary, Chessman Acquisition Corp., Queen Carpet Corporation ("Queen") and the shareholders of Queen (the "Queen Shareholders"), Shaw, at its option, is entitled to pay a portion of the merger consideration by means of delivery to the Queen Shareholders of the 3,150,000 shares of Common Stock of the Issuer currently owned by Shaw.

       Other than as described herein, to Shaw's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Shaw or any of the persons named in Schedule I and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 820286-10-2                   13D                 PAGE 6 OF 10 PAGES



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS


                Exhibit No.         Description
                -----------         -----------
                    99.1            Agreement and Plan of Merger, dated August
                                    13, 1998, among Shaw Industries, Inc.,
                                    Chessman Acquisition Corp., Queen Carpet
                                    Corporation, Julian Saul, Linda Saul, Anita
                                    Saul Family Trust, Julian Saul Family Trust,
                                    and Linda Saul Schejola Family Trust.
                                    [Incorporated by reference to Exhibit 99.1
                                    to Shaw's Current Report on Form 8-K dated
                                    August 28, 1998 (File No. 1-6853).]

                  99.2              Agreement and Plan of Merger, dated August
                                    13, 1998, among Shaw Industries, Inc.,
                                    Chessman Acquisition Corp., Queen Carpet
                                    Corporation, Julian Saul, Linda Saul, Anita
                                    Saul Family Trust, Julian Saul Family Trust, and Linda Saul Schejola Family Trust.
                                    [Incorporated by reference to Exhibit 99.1 to Shaw's Current Report on Form 8-K dated
                                    August 28, 1998 (File No. 1-6853).]


CUSIP NO. 820286-10-2                   13D                 PAGE 7 OF 10 PAGES


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August 19, 1998                SHAW INDUSTRIES, INC.


                                            By:/s/ Bennie M. Laughter
                                               -------------------------------
                                               Bennie M. Laughter
                                               Vice President, Secretary and
                                               General Counsel

CUSIP NO. 820286-10-2                   13D                 PAGE 8 OF 10 PAGES



                                   SCHEDULE I


          NAME OF  SHAW
          DIRECTOR OR EXECUTIVE                PRINCIPAL OCCUPATION                     NAME AND
          OFFICER                              OR EMPLOYMENT                            BUSINESS ADDRESS
          ---------------------                --------------------                     ----------------
          J. C. Shaw                           Chairman Emeritus                     Shaw Industries, Inc.
                                                                                     616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

          Robert E. Shaw                       Chairman and Chief Executive          Shaw Industries, Inc.
                                               Officer                               616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

          W. Norris Little                     President and Chief Operating         Shaw Industries, Inc.
                                               Officer                               616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

          William C. Lusk, Jr.                 Retired                               c/o Shaw Industries, Inc.
                                                                                     616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

          Thomas G. Cousins                    President - Cousins Properties        Cousins Properties Incorporated
                                               Incorporated                          2500 Windy Ridge Parkway
                                                                                     Suite 1600
                                                                                     Atlanta, Georgia 30339

          S. Tucker Grigg, Jr.                 Manufacturer of  Advertising and      NRI
                                               Marketing Displays, Furniture and     119 Shockoe Slip
                                               Bedding                               Richmond, VA 23219

          Robert R. Harlin                     Partner, Powell, Goldstein, Frazer    Powell, Goldstein, Frazer & Murphy LLP
                                               & Murphy LLP                          191 Peachtree Street, N.E.
                                                                                     Atlanta, Georgia 30303

          Robert J. Lunn                       Managing Director of Lunn Partners,   Lunn Partners
                                               LLC                                   The Rookery
                                                                                     209 S. LaSalle Street
                                                                                     Chicago, IL

          J. Hicks Lanier                      Chairman and Chief Executive          Oxford Industries, Inc.
                                               Officer of Oxford Industries, Inc.    222 Piedmont Avenue, NE
                                                                                     P. O. Box 54600
                                                                                     Atlanta, Georgia 30308

          R. Julian McCamy                     Real Estate Developer                 3469 Knollwood Drive, NW
                                                                                     Atlanta, Georgia 30305

          Vance D. Bell                        Vice President, Marketing             Shaw Industries, Inc.
                                                                                     616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

CUSIP NO. 820286 10-2               13D          Page 9 of 10 Pages



          NAME OF  SHAW
          DIRECTOR OR EXECUTIVE                PRINCIPAL OCCUPATION                     NAME AND
          OFFICER                              OR EMPLOYMENT                            BUSINESS ADDRESS
          ---------------------                --------------------                     ----------------
          Kenneth G. Jackson                   Vice President and Chief Financial    Shaw Industries, Inc.
                                               Officer                               616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

          Carl P. Rollins                      Vice President, Administration        Shaw Industries, Inc.
                                                                                     616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

          Bennie M. Laughter                   Vice President, Secretary and         Shaw Industries, Inc.
                                               General Counsel                       616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

          Douglas H. Hoskins                   Controller                            Shaw Industries, Inc.
                                                                                     616 East Walnut Avenue
                                                                                     Dalton, Georgia 30720

CUSIP NO. 820286-10-2                    13D                 Page 10 of 10 Pages



                                  EXHIBIT INDEX



              Exhibit No.           Description
              -----------           -----------
                  99.1              Agreement and Plan of Merger, dated June 23,
                                    1998, among The Maxim Group, Inc., CMAX
                                    Acquisition, Inc., Shaw Industries, Inc.,
                                    and Shaw Carpet Showplace, Inc., and forms
                                    of Subordinated Promissory Note and
                                    Shareholder's Agreement attached thereto as
                                    Exhibits B and C, respectively.
                                    [Incorporated by reference to Exhibit 99.1
                                    to Shaw's Current Report on Form 8-K dated
                                    June 26, 1998 (File No. 1-6853).]

                  99.2              Agreement and Plan of Merger, dated August
                                    13, 1998, among Shaw Industries, Inc.,
                                    Chessman Acquisition Corp., Queen Carpet
                                    Corporation, Julian Saul, Linda Saul, Anita
                                    Saul Family Trust, Julian Saul Family Trust, and Linda Saul Schejola Family Trust.
                                    [Incorporated by reference to Exhibit 99.1 to Shaw's Current Report on Form 8-K dated
                                    August 28, 1998 (File No. 1-6853).]
